UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

SANTANDER BANCORP

(Name of Subject Company (Issuer))

ADMINISTRACION DE BANCOS LATINOAMERICANOS SANTANDER, S.L.

(Offeror)

an indirect wholly owned subsidiary of

BANCO SANTANDER, S.A.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $2.50 Per Share

(Title of Class of Securities)

802809103

(Cusip Number of Class of Securities)

Juan Andrés Yanés

Banco Santander, S.A.

45 East 53rd Street

New York, New York 10022

(212) 350-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Nicholas A. Kronfeld Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 Telecopy: (212) 450-3800	Javier D. Ferrer Manuel Rodríguez Boissén Pietrantoni Mendez & Alvarez LLP Popular Center 19th Floor 209 Muñoz Rivera Avenue San Juan, PR 00918 (787) 274-1212 Telecopy: (787) 274-1470

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,807,650.54	$3,979.09

(*)	Estimated for purposes of calculating the filing fee only. Calculated by adding the product of (A) 4,397,766 which is the difference between 46,639,104, the number of shares (“Shares”) of common stock of Santander BanCorp outstanding as of March 31, 2010, and 42,241,338, the number of Shares beneficially owned by Administración de Bancos Latinoamericanos Santander, S.L. and (B) $12.69, which is the per Share tender offer price. The number of outstanding Shares is contained in Santander BanCorp’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.
(**)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction valuation by 0.00007130.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,979.09	Filing Party:	Administración de Bancos Latinoamericanos Santander, S.L. /Banco Santander, S.A.
Form or Registration No.:	Schedule TO–T	Date Filed:	June 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 24, 2010 (the “Schedule TO”). The Schedule TO relates to the offer by Administración de Bancos Latinoamericanos Santander, S.L., organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Banco Santander, S.A., organized under the laws of the Kingdom of Spain, to purchase all outstanding shares of common stock, par value $2.50 per share (the “Shares”), of Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Company”), not owned by Administración de Bancos Latinoamericanos Santander, S.L. at $12.69 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) On page 20 of the Offer to Purchase, under “Fairness of the Transactions – Our Position as to the Fairness of the Transactions”:

(a) The first paragraph (beginning with “Because the members of …”) is replaced with the following paragraph:

“Because the members of the Santander Group are “affiliates” of the Company within the meaning of Rule 13e-3 under the Exchange Act, we are expressing our belief as to the substantive and procedural fairness of the Offer and the subsequent Merger to the Public Stockholders.”

(b) The following paragraph is added, immediately following the fourth paragraph (beginning with “On December 14, 2009…”):

“On December 14, 2009, the Company’s board of directors adopted a resolution creating a special committee (the “Special Committee”) of the Company’s independent directors composed of Mr. Victor Arbulu, Mr. Roberto Valentin and Mr. Stephen Ferriss, in order to evaluate and provide a position on the proposed Offer at the Original Offer Price. On December 21, 2009, the Special Committee resolved to take no view with respect to the proposed Offer at the Original Offer Price.”

(c) The following replaces the second sentence of the sixth paragraph (beginning with “On June 21, 2010, Sandler O’Neill…”):

“Sandler O’Neill’s draft presentation delivered on June 18, 2010 and Sandler O’Neill’s presentation delivered on June 21, 2010 are essentially the same except for minor differences in certain figures, such as market capitalization and price to earnings ratio, due to one day’s changes in the stock prices of the Company and its competitors. Management of the Parent concluded, on the basis of the presentation and opinion delivered on June 21, 2010, that the $12.69 per share purchase price proposed to be paid to the Public Stockholders of the Company was fair.”

(d) The following paragraph is added at the end of the subsection, immediately prior to the header “Factors Considered in Determining Fairness”:

“The Company’s formal response will be made in the Schedule 14D-9, which will be filed with the Commission within 10 business days of this Offer to Purchase and provided to the Company’s stockholders.”

(2) In the Offer to Purchase, under “Fairness of the Transactions – Factors Considered in Determining Fairness”:

(a) On page 21, in the second bullet point (captioned “We commissioned a financial analysis of the fairness of the Offer and the subsequent Merger”), the words “and adopted” are deleted from the first sentence.

(b) On page 21, in the second bullet point (captioned “We commissioned a financial analysis of the fairness of the Offer and the subsequent Merger”), the following sentence is added immediately following the second sentence (beginning with “This financial analysis…”):

“We adopted the financial analysis of Sandler O’Neill, among other factors we considered, in reaching our determination regarding the fairness of the Offer and the subsequent Merger.”

(c) On page 22, in the first bullet point (captioned “Fairness Opinion of Sandler O’Neill”), the following sentence is added immediately following the first sentence (beginning with “As described in…”):

“We adopted the fairness opinion of Sandler O’Neill, among other factors we considered, in reaching our determination regarding the fairness of the Offer and the subsequent Merger.”

(3) In the Offer to Purchase, under “Reports, Opinions, Appraisals and Negotiations”:

(a) Beginning on page 25, all text and tables under the header “Precedent Buy-In Transactions” until the header “Recent Stock Performance” is replaced with the following:

“Sandler O’Neill analyzed the premiums paid in the following three categories of precedent buy-in transactions:

(1) United States (based on the target company’s country of domicile) buy-in transactions since 2000 with a deal value between $5 million and $500 million with between 10% and 25% of the shares acquired and a resultant ownership of 100%;

(2) United States (based on the target company’s country of domicile) buy-in transactions since 200 with a deal value between $5 million and $500 million with 10% or less of the shares acquired and resultant ownership of 100%; and

(3) European (based on the target country’s country of domicile) buy-in transactions since 2007 with a deal value between $5 million and $500 million with 10% or less of the shares acquired and resultant ownership of 100%.

The tables below summarize the precedent “buy in” transactions analyzed by Sandler O’Neill:

10% and Less Acquired1

U.S. Transactions
Date Announced	Acquiror Name	Target Name	Value of Transaction ($mm)	% of Shares Acquired	% of Shares Owned Post Transaction	Premium 4 Weeks Prior to Ann. Date
11/16/07	ACE Hi Merger Corp	Atlantic Coast Ent Hldg Inc	12.3	5.9	100.0	21.1
10/07/07	SAP AG	Business Objects SA	277.7	4.7	100.0	35.1
04/20/06	PX Holding Corp	Panavision Inc	12.4	3.7	100.0	112.5
04/07/03	Computer Network Technology	INRANGE Technologies Corp	17.1	9.0	100.0	22.9
08/14/02	First Banks Inc	First Banks America Inc,TX	26.2	6.2	100.0	1.1
02/04/02	Kinross Gold Corp	Kinam Gold Corp	14.3	1.3	100.0	75.8
01/31/00	Thermo Instrument Systems Inc	Thermo Optek Corp	51.8	10.0	100.0	41.2

		High	277.7	10.0	100.0	112.5
		Low	12.3	1.3	100.0	1.1
		Mean	58.8	5.8	100.0	44.2
		Median	17.1	5.9	100.0	35.1
			Santander BanCorp 4-Week Premium at $12.69			11.4

[1]

U.S. Transactions are all buy-in transactions in the U.S. since 2000 with a deal value between $5 million and $500 million with 10% or less of shares acquired in transaction and resultant ownership of 100%; European Transaction are those since 2007. Source: SDC

European Transactions
Date Announced	Acquiror Name	Target Name	Value of Transaction ($mm)	% of Shares Acquired	% of Shares Owned Post Transaction	Premium 4 Weeks Prior to Ann. Date
02/09/09	Ergo Italia SpA	Ergo Previdenza SpA	37.6	6.8	100.0	(1.1)
12/02/08	Allia Holding GmbH	Keramag Keramische Werke AG	18.1	4.5	100.0	0.6
09/25/08	Banco Popular Espanol SA	Banco de Galicia SA	49.8	6.5	100.0	33.2
09/25/08	Banco Popular Espanol SA	Banco de Castilla SA	44.4	4.8	100.0	28.8
09/25/08	Banco Popular Espanol SA	Banco de Vasconia SA	18.1	3.2	100.0	22.2
07/30/08	Gas Natural SDG SA	Union Fenosa SA	420.4	4.8	100.0	(37.1)
11/21/07	Gecina SA	Societe des Immeubles	21.1	0.7	100.0	(0.4)
10/22/07	SCOR	Scor Holding (Switzerland) Ltd	54.0	2.0	100.0	(12.4)
08/01/07	TNK-British Petroleum	Orenburgneft	123.1	3.0	100.0	9.0
03/21/07	Commerzbank Inlandsbanken	Eurohypo AG	230.1	2.0	100.0	(4.4)
03/01/07	Mastercroft Ltd	NTMK	160.9	5.0	100.0	16.3
		High	420.4	6.8	100.0	33.2
		Low	18.1	0.7	100.0	(37.1)
		Mean	107.0	3.9	100.0	5.0
		Median	49.8	4.5	100.0	0.6
		Santander BanCorp 4-Week Premium at $12.69				11.4

10-25% Acquired2

Date Announced	Acquiror Name	Target Name	Value of Transaction ($mm)	% of Shares Acquired	% of Shares Owned Post Transaction	Premium 4 Weeks Prior to Ann. Date
03/23/09	Cox Enterprises Inc	Cox Radio Inc	82.4	21.6	100.0	(5.1)
03/18/09	American Software Inc	Logility Inc	10.8	12.0	100.0	51.8
12/20/07	Yamana Gold Inc	Meridian Gold Inc	357.6	10.7	100.0	(7.6)
05/25/07	Samson Investment Co	PYR Energy Corp	10.9	25.0	100.0	2.4
05/18/07	KLA-Tencor Corp	Therma-Wave Inc	7.3	11.8	100.0	6.5
02/26/07	ROG Acquisition Inc	Refac Optical Group	11.0	10.3	100.0	53.5
02/22/07	American Financial Group Inc	Great American Finl Res Inc	244.6	24.4	100.0	12.5
08/23/06	CP Newco Inc	Case Pomeroy & Co Inc	73.5	14.0	100.0	8.8
04/13/06	TAS Holdings Inc	TIMCO Aviation Services	10.0	10.8	100.0	(1.2)
03/21/06	Erie Indemnity Co	Erie Family Life Insurance Co	75.3	24.9	100.0	20.8
03/03/05	Vishay Intertechnology Inc	Siliconix Inc	196.6	19.6	100.0	9.7
01/27/05	Danisco A/S	Genencor International Inc	183.8	16.0	100.0	15.8
05/24/04	Westcorp,Irvine,CA	WFS Financial Inc	310.5	16.0	100.0	5.1
06/10/03	Martin Sosnoff	Atalanta/Sosnoff Capital Corp	23.5	20.9	100.0	9.4
06/02/03	ICN Pharmaceuticals Inc	Ribapharm Inc	187.3	20.4	100.0	50.2
04/01/03	Liberty Media Corp	Liberty Satellite & Tech Inc	20.4	13.0	100.0	25.7
07/26/02	Samuel J Heyman	International Specialty Prods	138.0	22.1	100.0	33.8
05/16/02	Citizens Communications Co	Electric Lightwave Inc	5.5	15.3	100.0	(10.3)
03/18/02	ProAssurance Corp	Meemic Holdings Inc	35.4	18.8	100.0	36.1
03/04/02	IOS Brands Corp	FTD.COM INC	24.6	15.4	100.0	(57.0)
11/07/01	UtiliCorp United Inc	Aquila Inc (Utilicorp United)	414.2	20.0	100.0	(16.1)
10/12/01	Liberty Media Corp	Liberty Digital Inc	69.1	10.4	100.0	(28.2)
10/10/01	Toronto-Dominion Bank	TD Waterhouse Group Inc	402.6	11.2	100.0	32.9
09/18/01	Seneca Investments LLC	Organic Inc	5.8	20.0	100.0	(17.5)
05/23/01	Electronic Data Systems Corp	Unigraphics Solutions Inc	208.5	21.5	100.0	80.8
03/26/01	CSFB	CSFBdirect	110.4	18.0	100.0	73.9
10/17/00	Thermo Electron Corp	Trex Medical Corp (ThermoTrex)	16.1	23.0	100.0	(25.2)
08/28/00	Investor Group	800-JR Cigar Inc	33.3	21.6	100.0	18.2
07/20/00	Kennametal Inc	JLK Direct Distribution Inc	36.5	17.0	100.0	68.7
03/14/00	Alcoa Inc	Howmet International Inc	349.3	18.9	100.0	14.3
01/31/00	Thermo Instrument Systems Inc	Metrika Systems Corp	14.2	21.7	100.0	46.9
01/31/00	Thermedics(Thermo Electron)	Thermo Sentron Inc(Thermedics)	30.7	19.5	100.0	6.9
01/31/00	Thermo Instrument Systems Inc	ONIX Systems Inc	23.1	18.8	100.0	38.5
01/31/00	Thermo Instrument Systems Inc	ThermoQuest Corp	96.9	14.6	100.0	61.9
01/31/00	Thermedics(Thermo Electron)	Thermedics Detection Inc	17.0	11.8	100.0	14.3
		High	414.2	25.0	100.0	80.8
		Low	5.5	10.3	100.0	(57.0)
		Mean	109.6	17.5	100.0	18.0
		Median	36.5	18.8	100.0	14.3
		Santander BanCorp 4-Week Premium at $12.69				11.4

[2]	All buy-in transactions in the U.S. since 2000 with a deal value between $5 million and $500 million with 10-25% of shares acquired in transaction and resultant ownership of 100%. Source: SDC

The tables below summarize the high, low, median and mean of the premiums paid as compared to the target’s stock price four weeks prior to the deal announcement in the three categories of precedent buy-in transactions. The premium of the consideration to be paid in the Offer as compared to the price of the Shares four weeks prior to June 18, 2010 was 11.4%.

Region	Percentage of Shares Acquired	High	Low	Median	Mean
United States since 2000	10% and less	112.5%	1.1%	35.1%	44.2%
Europe since 2007	10% and less	33.2%	-37.1%	0.6%	5.0%
United States since 2000	Between 10%-25%	80.8%	-57.0%	14.3%	18.0%

        Sandler O’Neill noted the premium to be paid in this transaction was higher than those paid in the European comparable transactions group presented above. The median and mean premiums paid for both categories of United States transactions since 2000 were higher than the premium to be paid in this transaction. Sandler O’Neill, in arriving at its fairness opinion, considered all relevant factors as a whole. In arriving at its fairness opinion, Sandler O’Neill gave significant consideration to the fact that the majority of the precedent transactions occurred prior to the recent material changes in the United States and Puerto Rican commercial banking markets, the difficulties faced in the United States and Puerto Rican economies in general and the significant reduction in the share price of each of the banks listed in the “—Comparable Companies Analysis” below.”

(b) On page 28, in the last paragraph under the header “Comparable Companies Analysis,” the following is added immediately following the last sentence (beginning with “The table below sets forth…”):

“In arriving at its fairness opinion, Sandler O’Neill put significant weight on the substantial changes in the commercial banking market in Puerto Rico occurring in April 2010. Three substantial Puerto Rican banks failed and Oriental Financial Group and Popular, Inc each acquired one of those banks in FDIC assisted transactions. Given the negative impact the broader economic conditions were having on the share prices of the Puerto Rican banks, Sandler O’Neill gave significant consideration to the premium paid in this transaction relative to the then-recent market prices of the comparable companies.”

(4) In the Offer to Purchase, under “Company Financial Projections”:

(a) On page 31, the last sentence of the third paragraph (beginning with “Beginning in May 2009…”) is replaced with the following:

“The 2009-10 Company Projections are included in Schedule D hereto and are summarized below:”

(b) On page 32, the following sentence is added immediately after the first sentence of the second paragraph (beginning with “On June 16, 2010…”):

“The Updated 2010 Year Company Projections are included in Schedule D hereto.”

(5) In the Offer to Purchase, under “The Offer and the Merger”:

(a) On page 39, the sentence following the italicized caption “Prior Public Offerings” in “5. Subject Company Information” is replaced with the following:

“Neither we nor the Company has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.”

(b) On page 52, the sentence following the italicized caption “Agreements Involving the Subject Company’s Securities” in “8. Past Contacts, Transactions, Negotiations and Agreements” is replaced with the following:

“There are no agreements, arrangements or understandings, whether or not legally enforceable, between any of us or any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.”

(6) The final sentence of the final paragraph beginning on page 58 of the Offer to Purchase and ending on page 59 of the Offer to Purchase (beginning with “Pursuant to the Settlement Stipulation…”) under “13. Certain Legal Matters; Regulatory Approvals” is replaced with the following:

“On June 24, 2010, the parties submitted the Settlement Stipulation to the Court for its review and preliminary approval. On June 28, 2010, following a conference with the parties to discuss the settlement, the Court entered an order preliminarily approving the settlement, preliminarily certifying a class of the Company’s stockholders for settlement purposes, and providing a schedule for notice to the Company’s stockholders. In addition, the Court set a hearing for October 18, 2010 at 2:00 p.m., at which the Court will consider the fairness, reasonableness, and adequacy of the settlement as well as objections, if any, to the settlement. A copy of the Court’s order, entered on June 28, 2010, has been filed as Exhibit (a)(5)(iii) hereto.”

(7) The first full sentence on page A-8 of Schedule A to the Offer to Purchase under “Stock Ownership” is replaced with the following:

“Neither the Parent nor any director or executive officer of the Parent beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by the Purchaser and that the Parent owns 42,252,418 Shares (including 11,080 Shares owned by its wholly-owned subsidiary, Santander Bank & Trust Ltd. as of December 14, 2009).”

(8) The following Schedule D is added to the Offer to Purchase immediately following Schedule C of the Offer to Purchase:

“	SCHEDULE D

FINANCIAL PROJECTIONS INCLUDED IN VALUATION PRESENTATIONS

The financial projections for 2010 provided by management of the Company to Sandler O’Neill on June 16, 2010 and June 17, 2010 and reflected in Sandler O’Neill’s valuation presentation dated June 21, 2010 are set forth below:

	BSPR	Island	Securities	Insurance & Isl. Ins.	Bancorp Entity Only	Other	Total
Net Interest Income	246.9	125.0	1.1	0.0	(3.2)	0.8	370.5
Provision for loan losses	(83.3)	(72.0)	—	—	—	—	(155.3)
Other Income	57.6	1.3	64.9	4.9	(6.6)	(6.7)	115.4
Operating expenses	(180.4)	(41.5)	(40.8)	(1.8)	(2.3)	6.7	(260.2)
Personnel Cost	(63.1)	(19.5)	(26.2)	(0.8)	—	0.2	(109.3)
General Expenses	(117.3)	(22.0)	(14.6)	(1.0)	(2.3)	6.4	(150.9)
Income before tax	40.7	12.8	25.1	3.0	(12.1)	0.8	70.5
Income tax	(14.5)	5.0	(9.4)	(1.3)	5.3	—	(14.8)
Net income	26.3	17.8	15.8	1.8	(6.9)	0.8	55.6

The financial projections for 2009 and 2010 provided by management of the Company to Sandler O’Neill on December 11, 2009 and reflected in Sandler O’Neill’s valuation presentation dated December 14, 2009 are set forth below:

Total Bancorp 2009	Banco	Island	Securities	Insurance	Bancorp	Elimin.	Total
Loans	350.0	133.5	0.0	0.0	11.3	(33.5)	461.2
Investments	16.9	1.7	2.9	0.0	0.0	0.0	21.6
Other Interest Income	0.6	0.2	0.0	0.0	0.1	(0.3)	0.6
Total Interest Income	367.4	135.3	2.9	0.1	11.4	(33.8)	483.4
Deposits	(80.1)	–	–	–	–	(0.4)	(80.6)
Other borrowings	(41.0)	(26.4)	(0.9)	0.0	(18.0)	35.1	(51.2)
Total Interest Cost	(121.2)	(26.4)	(0.9)	0.0	(18.0)	34.7	(131.8)
Net Interest Income	246.3	108.9	2.0	0.1	(6.6)	0.9	351.6
Provision for loan losses	(92.7)	(56.6)	0.0	0.0	0.0	0.0	(149.2)
Other Income	64.0	2.1	62.7	2.5	(10.1)	(3.5)	117.8
Operating expenses	(187.1)	(41.1)	(43.2)	(1.3)	(2.4)	3.5	(271.6)
Income Before Income Tax	30.5	13.4	21.6	1.3	(19.1)	0.9	48.6
Income tax	(4.7)	0.0	(9.5)	(0.2)	4.0	0.0	(10.4)
Net Income	25.8	13.4	12.1	1.1	(15.0)	0.9	38.2

Total Bancorp 2010	Banco	Island	Securities	Insurance	Bancorp	Elimin.	Total
Loans	296.7	110.7	0.0	0.0	9.4	(33.5)	383.3
Investments	15.0	1.4	2.4	0.0	0.0	0.0	18.8
Other Interest Income	0.5	0.1	0.0	0.0	0.1	0.0	0.8
Total Interest Income	312.2	112.2	2.4	0.1	9.6	(33.5)	403.0
Deposits	(72.5)	0.0	0.0	0.0	0.0	0.0	(72.5)
Other borrowings	21.0	6.9	(2.7)	0.0	(14.9)	34.4	44.7
Total Interest Cost	(51.5)	6.9	(2.7)	0.0	(14.9)	34.4	(27.8)
Net Interest Income	260.7	119.0	(0.2)	0.0	(5.3)	0.9	375.2
Provision for loan losses	(93.9)	(64.5)	0.0	0.0	0.0	0.0	(158.4)
Other Income	61.2	0.0	69.7	4.0	(10.5)	(3.5)	120.9
Operating expenses	(187.6)	(39.5)	(43.2)	(1.4)	(2.5)	3.5	(270.8)
Income Before Income Tax	40.5	15.0	26.3	2.6	(18.3)	0.9	66.8
Income tax	(15.8)	0.0	(9.8)	(0.8)	4.1	0.0	(22.3)
Net Income	24.7	15.0	16.5	1.8	(14.2)	0.9	44.5

”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii)             Court Order dated June 28, 2010.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2010

ADMINISTRACION DE BANCOS LATINOAMERICANOS SANTANDER, S.L.

By:	/s/ Pablo Castilla Reparaz
Name:	Pablo Castilla Reparaz
Title:	Authorized Signatory

BANCO SANTANDER, S.A.

By:	/s/ Víctor Gonzalo Barallat López
Name:	Víctor Gonzalo Barallat López
Title:	Authorized Signatory